Annual Notice Dated May 1, 2026
FUND B
Issued through
Transamerica Life Insurance Company

Separate Account Fund B
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Fund B contract (“Contract”) that offered three types of variable annuity Contracts which were called Individual Equity Investment Fund Contracts. These Contracts were Annual Deposit, Single Deposit Deferred and Single Deposit Immediate for tax-deferred individual Retirement plans only, which are no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account Fund B (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/893512202?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2003, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Contract
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

SPECIAL TERMS
Accumulation Account – The account maintained under each Contract comprising all Accumulation Units purchased under a Contract and, if applicable, any Net Deposit not yet applied to purchase Accumulation Units.
Accumulation Account Value – The dollar value of an Accumulation Account.
Accumulation Unit - A unit purchased by the investment of a Net Deposit in the Fund and used to measure the value of an Owner's interest under a Contract prior to the Retirement Date.
Administrative and Service Office - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant – The individual on whose behalf a Contract is issued. Generally, the Annuitant will be the Contract Owner.
Contract – Any one of the Individual Equity Investment Fund Contracts (Annual Deposit, Single Deposit Deferred, or Single Deposit Immediate) described in this Prospectus.
Net Deposit - That portion of a Deposit remaining after deduction of any premium for Contract riders, charges for sales and administration expense and for any applicable premium taxes.
Owner (You, Your) - The party to the Contract who is the Owner of the Contract. Generally, the Contract Owner is the Annuitant.
Portfolio - The investment Portfolio underlying each variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Retirement Date – The date on which the first annuity payment is payable under a Contract.
Separate Account - Separate Account Fund B, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.
Subaccount — A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 2003, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?	No. There are no surrender charges or early withdrawal penalties imposed by the insurance company under the Contract.			Surrender of a Contract Charges Under the Contracts
Are There Transaction Charges?
Yes. Investors may be subject to transaction charges at the time of deposit. These include front-end sales loads and administrative expenses deducted from each deposit. However, there are no charges for transferring cash value between investment options, wire transfers, or similar transactional activities:
  Sales Load (Front-End): A percentage of each deposit is deducted ranging from 6.5% to 0.5%.
  Premium taxes may be deducted from deposits or upon annuitization and varies by state (0% to 3.5%).
Fee Table Charges Under the Contracts Premium Taxes
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table Charges Under the Contracts
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.00%
	Portfolio Company (fund fees and expenses)[2],3	0.13%
1As a percentage of average daily net assets.
2As a percentage of net asset value.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $1,152	Highest Annual Cost $1,152
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. The value of the Contract is tied to the performance of the underlying investment Portfolio, which primarily consists of equity securities. These investments are subject to market fluctuations and other risks, including the potential loss of principal.
Summary Transamerica Occidental Life Insurance Company and the Fund - Risks
Is This a Short-Term Investment?
No. This Contract is intended for long-term investment purposes. If You need to access Your money in the short term, this product may not be suitable for You. While You will not pay a surrender charge, early withdrawals may be subject to income taxes and a 10% federal penalty tax if taken before age 59½..
Summary Surrender of a Contract
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract. Each Investment Option has its own unique risks, and investors should carefully review the available Investment Options before making an investment decision.

This Contract offers only variable investment options through Separate Account Fund B, which invests primarily in equity securities. These investments are subject to market risk, including the risk of loss of principal due to fluctuations in stock prices and other market conditions.
Summary Transamerica Occidental Life Insurance Company and the Fund - Risks
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to Transamerica Life Insurance Company.
  Any obligations under the Contract—including guarantees, annuity payments, and death benefits—are subject to the claims-paying ability of the Insurance Company. This includes any guarantees associated with the Separate Account or any Fixed Options (if applicable).
  These obligations are not backed by the assets of the Separate Account or any federal agency. They depend solely on the financial strength and solvency of Transamerica Life Insurance Company.
More information about Transamerica Life Insurance Company (formerly Transamerica Occidental Life Insurance Company), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Summary Transamerica Occidental Life Insurance Company and the Fund
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. This Contract limits the investment options to a single investment option.
  There are no Subaccounts or additional Portfolio companies available under the Contract. As such, investors do not have the ability to allocate or transfer Contract value among multiple investment options.
  The Fund is a diversified, open-end management investment company that primarily invests in equity securities. The investment strategy and policies are managed by the Fund’s adviser and sub-adviser, and the Contract Owner does not have discretion over individual security selection.
  Transamerica reserves the right to stop accepting additional purchase payments and to amend the Contract to comply with applicable laws or to provide more favorable annuity conversion rates.
Description of the Contracts - Changes to Variable Annuity Contracts Transamerica Occidental Life Insurance Company and the Fund
Are There any Restrictions on Contract Benefits?
Yes. The Contract includes certain restrictions and limitations on benefits, including death benefits, annuity options, and deposit privileges. These limitations are primarily based on the type of Contract and the timing of deposits or withdrawals.
Death Benefits
  The death benefit is limited to the Accumulation Account Value as of the Valuation Date following the receipt of proof of death and payment instructions.
  If the Annuitant dies before the Retirement Date, the beneficiary may elect a lump sum or apply the value to an annuity option, subject to IRS limitations and Transamerica’s approval.
  If the Annuitant dies on or after the Retirement Date, any death benefit is determined by the annuity option in effect at the time of death.
  Minimum Deposit Requirements
  Annual Deposit Contracts require a minimum of $120 per year.
  Single Deposit Deferred Contracts allow additional deposits only within the first five years, and only with company consent thereafter.
  Single Deposit Immediate Contracts do not allow additional deposits.
  Withdrawal Restrictions
    Withdrawals are allowed only before the Retirement Date for Annual Deposit and Single Deposit Deferred Contracts.
    Withdrawals that reduce the Accumulation Account Value below the minimum required ($10 or $20, depending on the Contract type) will result in full surrender of the Contract.
  Withdrawals may be subject to income taxes and a 10% federal penalty tax if taken before age 59½ .
  Modification Rights
  Transamerica reserves the right to amend the Contract to comply with changes in federal or state law.
  The company may also stop accepting additional deposits if they do not qualify for the same tax treatment as the initial deposit.
  There is no guarantee that benefits will remain unchanged over the life of the Contract.
Death Benefits Surrender of a Contract Description of the Contracts
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
Investors are strongly encouraged to consult with a qualified tax adviser to understand the specific tax consequences of investing in and receiving payments under the Contract. Tax treatment can vary based on individual circumstances, the type of Retirement plan, and applicable federal and state laws.
No Additional Tax Benefit for Qualified Plans:
  If the Contract is purchased through a tax-qualified plan or an individual Retirement account (IRA), there is no additional tax benefit from the Contract itself. These plans already provide tax deferral, so the tax-deferral feature of the annuity offers no extra advantage.
  Ordinary Income Tax on Withdrawals:
  Distributions from the Contract—including withdrawals, surrenders, and annuity payments—are generally taxed as ordinary income to the extent they exceed the investor’s cost basis (i.e., the portion of premiums not previously excluded from income).
  Early Withdrawal Penalties:
  If a withdrawal is made before age 59½, it may be subject to a 10% federal penalty tax in addition to ordinary income tax, unless an exception applies.
  Taxation of Death Benefits:
  Death benefits are generally taxable to the beneficiary as ordinary income, either as a lump sum or as annuity payments, depending on the form of distribution.
Federal Tax Matters
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. This compensation is typically paid in the form of commissions, which are funded by the sales expense charge deducted from each deposit.

Transamerica pays the full sales expense charge to the Underwriter, who in turn compensates its registered representatives. These compensation arrangements may create a financial incentive for investment professionals to recommend the Contract over other investment products, even when those alternatives may be more suitable for the investor.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly known as Transamerica Capital, Inc. (“TCI”)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Charges Under the Contracts Underwriter
Should I Exchange My Contract?
You should only proceed with an exchange if, after a thorough comparison, You determine that the new Contract offers greater value or better aligns with Your financial goals than continuing to own Your current Contract. Always consult a financial professional who is required to act in Your best interest and request a written comparison of both Contracts before making a decision.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing Contract for a new one. This incentive may be based on commissions or other forms of compensation they receive for selling the new Contract.
Before making any decision to exchange Your Contract, You should carefully evaluate whether the new Contract is truly in Your best interest. This includes comparing:
  Features of both Contracts (e.g., benefits, riders, investment options)
  Fees and charges, including surrender charges or administrative fees
  Risks associated with each Contract
  Tax implications of surrendering Your current Contract
  Any penalties for terminating Your existing Contract

Charges Under the Contracts Underwriter

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/893512202?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.	Transamerica S&P 500 Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.13%	17.65%	14.24%	13.57%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2003, as supplemented contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-156259
EDGAR Contract Identifier No. is #C000074758